CUSIP No. 847461100                                  Page 1 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)1

                 SPECIALIZED HEALTH PRODUCTS INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)
                         Common Stock, $.02 par value
-------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                   847461100
-------------------------------------------------------------------------------
                                 (CUSIP Number)
                                            Merrill A. Ulmer, Esq.
Bruce F. Wesson                             Reboul, MacMurray, Hewitt,
Galen Partners III, L.P.                    Maynard & Kristol
610 Fifth Avenue                            45 Rockefeller Plaza
New York, New York 10020                    New York, New York  10111
Tel.  (212) 218-4990                        Tel. (212) 841-5700
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 August 15, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 847461100                                  Page 2 of 8 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (If an Entity)

     Galen Partners III, L.P.      (EIN:13-3930452)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [x]
     if a Member of a Group                              (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                      WC
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware
-------------------------------------------------------------------------------
Number of Shares                  7)   Sole Voting Power
Beneficially Owned                       13,902,953 shares of Common Stock
By Each Reporting                        (including 13,902,953 shares
Person With                              issuable upon conversion of
                                         preferred stock)
                                  ---------------------------------------------
                                  8)   Shared Voting Power
                                         -0-
                                  ---------------------------------------------
                                  9)   Sole Dispositive Power
                                         13,902,953 shares of Common Stock
                                         (including 13,902,953 shares
                                         issuable upon conversion of
                                         preferred stock)
                                  ---------------------------------------------
                                  10)  Shared Dispositive Power
                                         -0-
                                  ---------------------------------------------
11)  Aggregate Amount Beneficially               13,902,953 shares of
     Owned by Each Reporting Person              Common Stock (including
                                                 13,902,953 shares
                                                 issuable upon conversion
                                                 of preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                41.95%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                        PN

CUSIP No. 847461100                                  Page 3 of 8 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (If an Entity)

     Galen Partners International III, L.P.    (EIN:13-3930455)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [x]
     if a Member of a Group                              (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                  WC
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                   Delaware
-------------------------------------------------------------------------------
Number of Shares                  7)   Sole Voting Power
Beneficially Owned                       1,258,457 shares of Common Stock
By Each Reporting                        (including 1,258,457 shares
Person With                              issuable upon conversion of
                                         preferred stock)
                                  ---------------------------------------------
                                  8)   Shared Voting Power
                                         -0-
                                  ---------------------------------------------
                                  9)   Sole Dispositive Power
                                         1,258,457 shares of Common Stock
                                         (including 1,258,457 shares
                                         issuable upon conversion of
                                         preferred stock)
                                  ---------------------------------------------
                                  10)  Shared Dispositive Power
                                         -0-
                                  ---------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,258,457 shares of Common Stock (including 1,258,457 shares issuable upon conversion of preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       3.80%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                        PN

CUSIP No. 847461100                                Page 4 of 8 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (if an Entity)

     Galen Employee Fund III, L.P.      (EIN:13-3930477)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [x]
     if a Member of a Group                              (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                     WC
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                                Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                     Delaware
-------------------------------------------------------------------------------
Number of Shares                  7)   Sole Voting Power
Beneficially Owned                       56,931 shares of Common Stock
By Each Reporting                        (including 56,931 shares
Person With                              issuable upon conversion of
                                         preferred stock)
                                  ---------------------------------------------
                                  8)   Shared Voting Power
                                         -0-
                                  ---------------------------------------------
                                  9)   Sole Dispositive Power
                                         56,931 shares of Common Stock
                                         (including 56,931 shares
                                         issuable upon conversion of
                                         preferred stock)
                                  ---------------------------------------------
                                  10)  Shared Dispositive Power
                                         -0-
                                  ---------------------------------------------
11)  Aggregate Amount Beneficially Owned By Each Reporting Person
     56,931 shares of Common Stock (including 56,931 shares
     issuable upon conversion of preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       0.17%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                               PN

CUSIP No. 847461100                                Page 5 of 8 Pages

                               Amendment No. 1 to
                                  Schedule 13D
                                  ------------

          The items of the statement on Schedule 13D filed with the SEC on November 16, 2001 relating to the Common Stock, $.02 par value (the "Common Stock"), of Specialized Health Products International, Inc. a Delaware Corporation ("SHPI") are incorporated herein by reference, except as amended and restated below. Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          On November 7, 2001, the Reporting Persons acquired an aggregate 7,641,922 shares of Series A Preferred Stock, $.02 per share (the "Series A Preferred Stock"), from SHPI pursuant to a Series A Preferred Stock Purchase Agreement, dated as of October 5, 2001 (the "Purchase Agreement"), among SHPI and the purchasers named therein, including the Reporting Persons. The Purchase Agreement is attached hereto as Exhibit B. The purchase price for the Series A Preferred Stock was $0.458 per share and the amounts paid by each of Galen, Galen Intl and GEF were $3,197,479.83, $289,427.15 and $13,093.00, respectively.

          On August 15, 2002, the Reporting Persons acquired an aggregate 7,576,419 shares of Series A Preferred Stock pursuant to the right granted to the Reporting Persons in the Purchase Agreement to purchase additional shares of Series A Preferred Stock at any time prior to the earlier to occur of (i) November 7, 2002 and (ii) the thirtieth day following the date as of which an aggregate of two-thirds of an aggregate 10,917,030 shares of Series A Preferred Stock to be purchased in subsequent closings have been purchased. The purchase price for the Series A Preferred Stock was $0.458 per share and the amounts paid by each of Galen, Galen Intl and GEF were $3,170,072.75, $286,946.16 and $12,981.09, respectively.

          The funds for the acquisitions of the Series A Preferred Stock from SHPI were allocated from the working capital of the Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

CUSIP No. 847461100                                Page 6 of 8 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) The percentages set forth below are based on a total of 17,921,479 shares of Common Stock outstanding as of August 12, 2002 plus the 15,218,341 shares of Common Stock issuable upon conversion of the Series A Preferred Stock owned by the Reporting Persons.

          Galen
          -----

          Galen beneficially owns an aggregate 13,902,953 shares of SHPI Common Stock (including 13,902,953 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 41.95% of the Common Stock outstanding. Claudius, as the General Partner of Galen, may be deemed to beneficially own the securities owned by Galen.

          Galen Intl
          ----------

          Galen Intl beneficially owns an aggregate 1,258,457 shares of SHPI Common Stock (including 1,258,457 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 3.80% of the Common Stock outstanding. Claudius, as the General Partner of Galen Intl, may be deemed to beneficially own the securities owned by Galen Intl.

          GEF
          ---

          GEF beneficially owns an aggregate 56,931 shares of SHPI Common Stock (including 56,931 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 0.17% of the Common Stock outstanding. Wesson Enterprises, as General Partner of GEF, may be deemed to beneficially own the securities owned by GEF.

          Bruce Wesson
          ------------

          Bruce Wesson, a managing member of Claudius, beneficially owns an additional 113,700 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The members of Claudius may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of SHPI owned by Galen and Galen Intl. Bruce Wesson, the President and sole director of Wesson Enterprises, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of

CUSIP No. 847461100                                Page 7 of 8 Pages

the securities of SHPI held by GEF. Each of the members of Claudius and Mr. Wesson, as the President and sole director of Wesson Enterprises, disclaim beneficial ownership of all securities other than by virtue of their respective indirect pecuniary interests in the securities owned by Galen, Galen Intl and GEF.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of SHPI in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

CUSIP No. 847461100                                Page 8 of 8 Pages

                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2002


                                GALEN PARTNERS III, L.P.
                                By: Claudius, L.L.C., its General
                                Partner

                                By /s/ Bruce F. Wesson
                                   ---------------------------------
                                     Managing Member


                                GALEN PARTNERS INTERNATIONAL III, L.P.
                                     By: Claudius, L.L.C., its
                                     General Partner


                                By /s/ Bruce F. Wesson
                                   ---------------------------------
                                     Managing Member


                                GALEN EMPLOYEE FUND III, L.P.
                                By: Wesson Enterprises, Inc.,
                                its General Partner


                                By /s/ Bruce F. Wesson
                                   --------------------------------
                                      President